(An Exploration Stage Company)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

As at and for the three and six months ended
June 30, 2014

GENTOR RESOURCES INC.

NOTICE TO READER

These interim condensed consolidated financial statements of Gentor Resources Inc. as at and for the three and six months ended June 30, 2014 have been prepared by management of Gentor Resources Inc. The auditors of Gentor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in US dollars) (unaudited)

ASSETS

As at	June 30,	December 31,
	2014	2013

Current
Cash	$54,010	$30,709
Prepaids and advances (note 3)	64,244	65,017
Total current assets	$118,254	$95,726

Long term deposit (note 4)	-	10,000
Capital assets (note 6)	92,045	122,229
Mineral properties (note 5)	800,000	800,000

Total assets	$1,010,299	$1,027,955

LIABILITIES
Current
Accounts payable	$555,595	$557,330
Accrued liabilities	168,220	221,019
Due to related parties (note 7)	250,744	327,138
Total current liabilities	974,559	1,105,487

Common share purchase warrants	159,260	-
Total liabilities	$1,133,819	$1,105,487

SHAREHOLDERS’ EQUITY
Authorized 500,000,000 Common Shares, $0.0001 per share par value (note 9a) Issued and outstanding 72,253,840 Common Shares (December 31, 2013 – 62,753,840)(note 9b)	7,225	6,275
Additional paid-in capital	41,813,804	41,533,256
Deficit accumulated during the exploration stage	(41,944,549)	(41,617,063)
Total shareholders’ deficit	(123,520)	(77,532)
Total liabilities and shareholders’ deficit	$1,010,299	$1,027,955

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US dollars) (unaudited)

	For the three	For the three	For the six	For the six month	Cumulative from
	month period	month period	month period	period ended	inception on
	ended June 30,	ended June 30,	ended June 30,	June 30, 2013	March 24, 2005
	2014	2013	2014		to June 30, 2014
Expenses

Field camps expenses	$35,815	$223,092	$73,629	$260,062	$1,409,089
Surveying	-	-	-	-	193,912
Geophysics	-	202,403	-	207,403	917,206
Geochemistry	-	(57)	273	4,248	319,450
Geology	-	12,927	3,200	69,627	1,698,259
Drilling	-	-	-	-	4,892,100
Environmental testing	-	-	-	-	38,951
Mineral properties	-	-	-	-	663,045
Consulting fees – related parties	-	-	-	-	12,400
Consulting fees – others	-	-	-	-	194,624
Management fees	-	-	-	-	2,000
Professional fees	57,674	66,229	66,210	87,802	3,046,744
General and administrative expenses	59,643	532,461	217,652	949,204	9,834,743
Gain on sale of capital assets	-	(3,465)	-	(3,465)	(160,369)
Impairment of mineral properties	-	-	-	-	17,448,198
Depreciation	14,702	25,811	30,795	63,947	825,871
Net operating loss	(167,834)	(1,059,401)	(391,759)	(1,638,828)	(41,336,223)
Interest income	355	(6,722)	1,044	10,632	85,304
Gain on Canadian dollar common share purchase warrants	1,363,615	-	63,224	-	407,437
Rental income	-	-	-	-	6,720
Warrant modification	-	-	-	-	(1,057,787)
Loss on deposit	-	-	-	-	(50,000)
Net income (loss) and comprehensive income (loss)	$1,196,136	$(1,066,123)	$(327,491)	$(1,628,196)	$(41,944,549)

Basic and diluted income (loss) per common share (note 9e)	$0.02	$(0.02)	$0.00	$(0.03)

Weighted average number of basic and diluted common shares outstanding (note 9e)	72,253,840	62,753,840	70,488,647	62,753,840

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars) (unaudited)

	For the six month	For the six month	Cumulative from
	period June 30,	period June 30,	inception on
	2014	2013	March 24, 2005 to
			June 30, 2014
CASH PROVIDED BY (USED IN):
Operating activities:
Net loss	$(327,491)	$(1,628,196)	$(41,944,549)
Adjustments required to reconcile net loss with net cash used in operating activities
Impairment of mineral properties	-	-	17,448,198
Warrant modification	-	-	1,057,787
Depreciation	30,795	63,947	825,871
Gain on Canadian dollar common share purchase warrants	(63,224)	-	(407,437)
Gain on sale of capital assets	-	(3,465)	(140,412)
Accrued interest included in notes payable	-	-	95,115
Stock based compensation – employees	13,240	109,683	1,507,734
Stock based compensation – consultants	-	-	97,500
Loss on deposit	-	-	50,000
Shares issued for mineral properties	-	-	100,000
Shares issued for services	-	-	180,000
Change in non-cash working capital balances
Prepaids and advances	10,163	8,039	(102,482)
Accounts payable	(1,735)	113,510	474,464
Accrued liabilities	(52,799)	(69,939)	159,403
Cash used in operating activities	(391,051)	(1,406,421)	(20,598,808)
Financing activities
Loan payable repayment	-	-	(145,499)
Notes payable repayment	-	-	(93,344)
Due to related parties	(76,394)	(854)	(280,410)
Common shares and warrants issued (net of issuance costs)	490,746	-	21,620,440
Cash provided by (used in) financing activities	414,352	(854)	21,101,187
Investing activities
Purchase of capital assets	-	-	(790,093)
Gentor Resources Limited acquisition	-	-	255,889
Proceeds from disposal of capital assets	-	5,180	264,835
Purchase of a certificate of deposit	-	-	(10,000)
Mineral properties expenditures	-	-	(169,000)
Cash used in investing activities	-	5,180	(448,369)
Net increase (decrease) in cash	23,301	(1,402,095)	54,010
Cash, beginning of the period	30,709	1,689,511	-
Cash, end of the period	$54,010	$287,416	$54,010

Supplemental cash flow information (note 10). See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY
For the six month period ended June 30, 2014
(Stated in US dollars) (unaudited)

	Number of	Common	Additional paid-	Accumulated	Total shareholders’ equity
	common	shares	in capital	deficit	(deficiency)
	shares	amount
Shares issued on March 24, 2005 at $0.004 per share	12,500,000	$1,250	$48,750	$-	$50,000
Net loss for the year	-	-	-	(97,637)	(97,637)
Balance at December 31, 2005
	12,500,000	1,250	48,750	(97,637)	(47,637)
Shares issued on December 15, 2006 at $0.20 per share	5,000,000	500	999,500	-	1,000,000
Net loss for the year	-	-	-	(233,900)	(233,900)
Balance at December 31, 2006
	17,500,000	$1,750	$1,048,250	$(331,537)	$718,463

Shares issued on July 23, 2007 at $0.20 per share	500,000	$50	$99,950	$-	$100,000
Shares issued on July 31, 2007 at $0.20 per share	1,000,000	100	199,900	-	200,000
Shares issued on November 20, 2007 at $0.25 per share	1,000,000	100	249,900	-	250,000

Shares issued on December 17, 2007 at $1.00 per share	2,500,000	250	2,374,750	-	2,375,000

Net loss for the year	-	-	-	$(1,881,910)	$(1,881,910)

Balance at December 31, 2007	22,500,000	$2,250	$3,972,750	$(2,213,447)	$1,761,553
Net loss for the year	-	-	-	$(3,189,473)	$(3,189,473)

Balance at December 31, 2008	22,500,000	$2,250	$3,972,750	$(5,402,920)	$(1,427,920)
Net loss for the year	-	-	-	$(564,947)	$(564,947)

Balance at December 31, 2009	22,500,000	$2,250	$3,972,750	$(5,967,867)	$(1,992,867)
Shares issued on March 8, 2010 at $1.02 per share	13,063,000	1,306	13,322,954	-	13,324,260
Shares issued at $1.80 per share on April 28, 2010	2,600,000	260	4,679,740	-	4,680,000
Shares issued at $0.50 per share on April 29, 2010	4,000,000	400	1,164,512	-	1,164,912
Warrants issued on April 29, 2010	-	-	730,568	-	730,568
Shares issued at $0.75 per share on October 28, 2010	4,000,000	400	2,260,794	-	2,261,194
Warrants issued on October 28, 2010	-	-	738,806	-	738,806
Shares issued at $0.75 per share on October 29, 2010	333,334	33	183,844	-	183,877
Warrants issued on October 29, 2010	-	-	60,049	-	60,049
Shares issued at $0.75 per share on November 2, 2010	2,666,667	267	1,507,196	-	1,507,463
Warrants issued on November 2, 2010	-	-	492,537	-	492,537

GENTOR RESOURCES INC.
	Number of	Common	Additional paid-in	Accumulated	Total shareholders’ equity
	Common	Shares	capital	deficit	(deficiency)
	Shares	Amount

Shares issued at $0.75 per share on November 18, 2010	26,000	3	14,695	-	14,698
Warrants issued on November 18, 2010	-	-	4,802	-	4,802
Shares issued at $0.75 per share on December 22, 2010	3,662,671	366	2,032,186	-	2,032,552
Warrants issued on December 22, 2010	-	-	663,851	-	663,851
Issuance of stock options on August 30, 2010	-	-	238,334	-	238,334
Net loss for the year	-	-	-	(3,610,465)	(3,610,465)
Balance at December 31, 2010	52,851,672	$5,285	$32,067,618	$(9,578,332)	$22,494,571
Shares issued at $0.75 per share on January 18, 2011	200,000	20	112,762	-	112,782
Warrants issued on January 18, 2011	-	-	37,218	-	37,218
Shares issued at $0.75 per share on January 24, 2011	250,000	25	140,952	-	140,977
Warrants issued on January 24, 2011	-	-	46,523	-	46,523
Shares issued at $0.75 per share on January 26, 2011	5,333,334	533	3,006,987	-	3,007,520
Warrants issued on January 26, 2011	-	-	992,481	-	992,481
Shares issued at $0.75 per share on January 27, 2011	200,000	20	112,762	-	112,782
Warrants issued on January 27, 2011	-	-	37,218	-	37,218
Shares issued at $0.75 per share on February 24, 2011	222,000	22	125,166	-	125,188
Warrants issued on February 24, 2011	-	-	41,312	-	41,312
Shares issued at $0.75 per share on March 4, 2011	33,334	3	18,795	-	18,798
Warrants issued on March 4, 2011	-	-	6,203	-	6,203
Shares issued at $0.75 per share on March 7, 2011	113,000	11	63,711	-	63,722
Warrants issued on March 7, 2011	-	-	21,028	-	21,028
Shares issued at $0.75 per share on March 15, 2011	165,000	17	93,028	-	93,045
Warrants issued on March 15, 2011	-	-	30,705	-	30,705
Shares issued at Cdn $1.00 per share on August 09, 2011	35,000	3	31,763	-	31,766
Shares issued at Cdn $1.00 per share on August 17, 2011	5,000	1	4,577	-	4,578
Shares issued at Cdn $1.00 per share on September 1, 2011	25,000	3	22,919	-	22,922
Shares issued at Cdn $1.00 per share on September 12, 2011	255,000	25	224,968	-	224,993
Shares issued at Cdn $1.00 per share on September 16, 2011	750,000	75	661,428	-	661,503

GENTOR RESOURCES INC.
	Number of	Common	Additional paid-in	Accumulated	Total shareholders’ equity
	Common	Shares	capital	deficit	(deficiency)
	Shares	Amount

Shares issued at Cdn $1.00 per share on September 19, 2011	41,500	4	36,162	-	36,166
Shares issued at Cdn $1.00 per share on September 20, 2011	5,000	1	4,335	-	4,336
Shares issued at Cdn $1.00 per share on September 26, 2011	1,000	-	837	-	837
Shares issued at Cdn $1.00 per share on September 27, 2011	5,000	1	4,339	-	4,340
Shares issued at Cdn $1.00 per share on October 12, 2011	100,000	10	88,785	-	88,795
Shares issued at Cdn $1.00 per share on November 2, 2011	2,163,000	216	1,943,297	-	1,943,513
Financing costs	-	-	(856,078)	-	(856,078)
Warrant modification	-	-	1,057,787	(1,057,787)	-
Stock based compensation expense	-	-	582,081	-	582,081
Net loss for the year	-	-	-	(5,603,314)	(5,603,314)
Balance at December 31, 2011	62,753,840	$6,275	$40,761,669	$(16,239,433)	$24,528,511

Stock based compensation expense	-	-	581,295	-	581,295
Net loss for the year	-	-	-	(5,270,719)	(5,270,719)

Balance at December 31, 2012	62,753,840	$6,275	$41,342,964	$(21,510,152)	$19,839,087

Stock based compensation expense	-	-	109,683	-	109,683
Net loss for the period	-	-	-	(1,628,196)	(1,628,196)
Balance at June 30, 2013	62,753,840	$6,275	$41,452,647	$(23,138,346)	$18,320,576

Stock based compensation expense	-	-	80,609	-	80,609
Net loss for the year	-	-	-	(18,478,715)	(18,478,715)

Balance at December 31, 2013	62,753,840	$6,275	$41,533,256	$(41,617,063)	$(77,532)
Shares issued at Cdn $0.0525 per share on January 29, 2014	7,500,000	750	170,838	-	171,588
Shares issued at Cdn $0.075 per share on February 20, 2014	2,000,000	200	96,474	-	96,674
Stock based compensation expense (note 9c)	-	-	13,240	-	13,240
Net loss for the period	-	-		(327,491)	(327,491)

Balance at June 30, 2014	72,253,840	$7,225	$41,813,804	$(41,944,549)	$(123,520)

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and six month periods ended June 30, 2014

1.	ORGANIZATION AND GOING CONCERN

In February 2012, Gentor Resources Inc. (“the Company”) completed a corporate reorganization (the “Corporate Reorganization”), as a result of which the Company’s corporate jurisdiction was moved from Florida to the Cayman Islands. The Corporate Reorganization was affected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company which had been incorporated on March 24, 2005) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. The Company is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The accompanying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the three and six month periods ended June 30, 2014, the Company had a net income of $1,196,136 and a net loss of $327,491 respectively (three and six month periods ended June 30, 2013 – net loss of $1,066,123 and $1,628,196 respectively) and an accumulated deficit of $41,944,549 as at June 30, 2014 (December 31, 2013 – $41,617,063), which raise substantial doubt on the Company’s ability to continue on a going concern basis.

The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves. The Company intends to use the proceeds of the subsequent financing and the Oman sale to continue operations in 2014. (See note 13).

These interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	BASIS OF CONSOLIDATION

These interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (``US GAAP``).

The Company’s interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Gentor Resources Limited (formerly known as APM Mining Limited) and Gentor International Limited.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and six month periods ended June 30, 2014

Gentor Resources Limited was incorporated on November 19, 2009 under the laws of the British Virgin Islands and changed its name from APM Mining Limited on April 30, 2010 following its acquisition by the Company on March 8, 2010. Gentor International Limited was incorporated on December 12, 2011 under the laws of the British Virgin Islands. Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

b)	MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Vehicle	- Straight line over a range of two to four years

Mining equipment	- Straight line over four years

Office equipment	- Straight line over four years

Furniture and fixtures	- 20% declining balance basis

Building	- Straight line over five years

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were warranted or recorded for the three and six months ended June 30, 2014.

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at June 30, 2014.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and six month periods ended June 30, 2014

f)	STOCK BASED COMPENSATION

The Company has a stock option plan, which is described in note 9(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. The Company estimates that all options will vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars and Omani, Turkish and Canadian amounts are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of operations.

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of mineral properties and capital assets, estimation of future income taxes, useful lives of depreciable assets, and fair value estimates for stock options.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and six month periods ended June 30, 2014

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity.

k)	INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to nil at the balance sheet date.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At June 30, 2014, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and six month periods ended June 30, 2014

l)	LOSS PER SHARE

Basic loss per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m)	RECENT ACCOUNTING PRONOUNCEMENTS

In April 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). ASU 2014-08 changes the requirements for reporting discontinued operations in Subtopic 205-20. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. ASU 2014-08 is effective prospectively for interim and annual periods beginning after December 15, 2014, with early adoption permitted. The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

3.	PREPAIDS AND ADVANCES

The prepaids and advances primarily consist of $49,756 for employee and travel advances and $13,326 for prepaid insurance as at June 30, 2014 (December 31, 2013 - $49,988 employee and travel advances, $2,980 prepaid rent and $8,930 for prepaid insurance). Other items included in the prepaids and advances total $1,162 (December 31, 2013 - $3,119).

4.	LONG TERM DEPOSIT

The long-term deposit is a $10,000 certificate of deposit issued on March 11, 2013 and assigned to the United States Department of the Interiors, Bureau of Land Management, as a reclamation bond for the installation of a bridge crossing the Patterson creek in respect of the Company’s relinquished Idaho project.

This certificate of deposit bears an interest rate of 1.75% per annum and matures on March 11, 2014. As at June 30, 2014 the certificate deposit has been liquidated as the Company had previously determined to not continue with the Idaho project.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and six month periods ended June 30, 2014

5.	MINERAL PROPERTIES

Turkey Project

On April 30, 2012, the Company announced that it had entered into an agreement with a Turkish company (the “Licence Holder”) pursuant to which the Company was granted a 12 month option period for the purposes of funding and carrying out the exploration for copper on properties (the “Project”) located in northeastern Turkey held by the Licence Holder. The Company paid the Licence Holder a $200,000 option fee under the said agreement (the option underlying said agreement, the “Option”). The Option provided the Company with the option to acquire a 70% interest in the Project, as to which a further $400,000 would have been payable by the Company to the Licence Holder, and the Company would fund exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the “Feasibility Period”). At the end of the second and third year of the Feasibility Period, the Company would have been required to pay annual sums of $300,000 to the Licence Holder. As at December 31, 2013, the Option had expired under its terms.

Following the identification by the Company of several surface gossans in distal VMS settings, the Company negotiated joint venture option agreements with two local Turkish entities. The first option agreement was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey and the second option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey. The second option agreement expired May 15, 2014.

Oman Project

On March 8, 2010, the Company acquired, through its wholly owned subsidiary Gentor Resources Limited, the earn-in rights to the Block 5 and Block 6 copper exploration projects located in Oman. Pursuant to the Earn-in Agreement between Al Fairuz Mining Company, LLC and Gentor Resources Limited, which relates to the Block 5 project, the Company has earned a 65% equity position in Al Fairuz Mining Company, LLC. Pursuant to the Earn-in Agreement between Al Zuhra Mining Company, LLC and Gentor Resources Limited, which relates to the Block 6 project, the Company has the right to earn up to a 70% equity position in Al Zuhra Mining Company, LLC.

On April 10, 2014, the Company signed a share purchase agreement to sell its Oman properties. As at June 30, 2014, the Company reported the mineral properties at an estimated fair value of $800,000 (December 31, 2013 - $800,000). This amount represents the initial consideration the Company will receive on closing the said sale of its Oman properties. On July 15, 2014, the Company closed the said sale of its properties in Oman.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and six month periods ended June 30, 2014

6.	CAPITAL ASSETS June 30, 2014

		Accumulated	Net Book
	Cost	Depreciation	Value
Vehicle	$27,543	$17,216	$10,327
Mining Equipment	102,830	60,291	42,539
Office Equipment	64,427	56,395	8,032
Furniture and Fixtures	3,097	1,341	1,756
Building	440,329	410,938	29,391
	$638,226	$546,181	$92,045

December 31, 2013

		Accumulated	Net Book
	Cost	Depreciation	Value
Vehicle	$27,543	$8,902	$18,641
Mining Equipment	102,830	55,609	47,221
Office Equipment	63,815	50,802	13,013
Furniture and Fixtures	3,097	891	2,206
Building	440,329	399,181	41,148
	$637,614	$515,385	$122,229

7.	RELATED PARTY TRANSACTIONS

As of June 30, 2014, the Company repaid the balance of the advance that was made by Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho, Inc.). The amount of the advance to the Company at December 31, 2013, was $79,840.

As of June 30, 2014, an amount of $87,710 (December 31, 2013 - $93,001) was due to Peter Ruxton, a director of the Company, related to unpaid salary. During the six month period ended June 30, 2014, the Company reimbursed travel and other office expenses incurred on behalf of Dr. Ruxton in the amount of $nil (December 31, 2013 - $8,840).

As of June 30, 2014, an amount of $64,656 (December 31, 2013 - $64,297) representing common office expenses was due to Banro Corporation, a corporation which previously had common directors with the Company.

As of June 30, 2014, an amount of $93,088 (December 31, 2013 - $90,000) was advanced to the Company by Arnold Kondrat, a director and Chief Executive Officer and President of the Company. This advance is unsecured, non-interest bearing and re-payable upon demand.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and six month periods ended June 30, 2014

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

8.	REPORTABLE SEGMENTS

The Company operates in one reportable business segment: the exploration of precious metals in three geographic areas, the Sultanate of Oman (as at June 30, 2014), Turkey and Canada.

	June 30,	December 31,
As at	2014	2013

Oman – mineral properties	$800,000	$800,000
Oman – capital assets	7,444	14,756
Turkey – capital assets	50,515	59,013
Canada – capital assets	34,086	48,460
Total	$892,045	$922,229

9.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b)	Issued Share Capital

On January 29, 2014 the Company closed a non-brokered private placement of 7,500,000 units at a price of $0.0474 (Cdn$0.0525) per unit for gross proceeds of $355,596 (Cdn$393,750). Each such unit is comprised of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.063 (Cdn$0.07) for a period of two years (see notes 9(d) and12(d)). Arnold T. Kondrat, a director and officer of the Company, was the purchaser of all of the said units.

On February 20, 2014 the Company closed a non-brokered arm’s length private placement of 2,000,000 units at a price of $0.068 (Cdn$0.075) per unit for gross proceeds of $135,150 (Cdn$150,000). Each such unit is comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.0901 (Cdn$0.10) for a period of two years (see notes 9(d) and 12(d)).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and six month periods ended June 30, 2014

As of June 30, 2014, the Company had outstanding 72,253,840 (December 31, 2013 – 62,753,840) common shares.

c)	Stock Based Compensation

On December 14, 2011, the Company established a new stock option plan (the “New Plan”). In establishing the New Plan, the Company’s board of directors also provided that no additional awards will be made under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the outstanding stock options that were granted under the 2010 Plan. Stock options may be granted under the New Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the New Plan shall not exceed 11,000,000 common shares. The exercise price of each stock option granted under the New Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

On May 23, 2014, 1,680,000 stock options were granted under the New Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.14 (Cdn$0.15) for a period of 5 years. The options vest at a rate of 25% on each six-month anniversary of the grant date.

As at June 30, 2014, the Company had 3,030,000 (December 31, 2013 – 1,425,000) stock options outstanding to acquire common shares at a weighted average exercise price of $0.49. The remaining weighted average contractual life of outstanding options is 3.55 years. All of the stock options granted are expected to vest. As of June 30, 2014, the forfeiture estimate of the outstanding options is 0%. The number of stock options forfeited, cancelled, expired and exercised during the six month period ended June 30, 2014 was 75,000. There were 1,350,000 stock options exercisable and 1,680,000 unvested stock options as at June 30, 2014. The weighted average fair value of options granted in 2014 is 0.05 (December 31, 2013 - $0.00). The weighted average fair value of options vested in 2014 is $0.48 (December 31, 2013 - $0.52). The weighted average exercise price of the options exercisable is $0.49 and options expected to vest is $0.49 with a remaining weighted average contractual lives of 3.55 years and 3.55 years, respectively. As at June 30, 2014, the intrinsic value of the outstanding options was $nil because all outstanding options were out of the money.

During the three and six month periods ended June 30, 2014, the Company recognized as stock based compensation expense (included in general and administrative expenses) in the consolidated statements of operations $6,559 and $13,240, respectively (three and six month periods ended June 30, 2013 - $32,884 and $109,683 respectively). This amount was credited accordingly to additional paid-in capital in the balance sheet. As at June 30, 2014, the unrecognized stock based compensation expense is $79,156 with a weighted average life of 2.71 years (December 31, 2013 - $7,042, 2.34 years).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and six month periods ended June 30, 2014

The Black-Scholes option-pricing model is used to estimate values of all stock options granted based on the following assumptions (no options were granted in 2013):

(i)

Risk-free interest rate: 1.57%, which is based on the Bank of Canada benchmark bonds, average yield 5 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii)	Expected volatility: 83.62%, which is based on the average of the Company’s selected peers historical stock prices
(iii)	Expected life: 5 years
(iv)	Expected dividends: $Nil

d)	Canadian Dollar Common Share Purchase Warrants

As at June 30, 2014, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 8,500,000 common shares of the Company (December 31, 2013 – nil), as set out in the following table:

				Remaining
			Exercise Period	Contractual Life
Date of Issue	Number of	Exercise Price	(months)	(months)
	Shares Issuable
January 29, 2014(1)	7,500,000	$0.063	24	19
February 20, 2014(2)	1,000,000	$0.0901	24	20
	8,500,000

(1)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.07 for one share and converted at day of issue.

(2)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.10 for one share and converted at day of issue.

As of June 30, 2014, the weighted average fair value of the Canadian dollar common share purchase warrants was $0.06 (December 31 - 2013 $nil).

The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)

Risk-free interest rate: 0.96% - 1.00%, which is based on the Bank of Canada marketable bonds, average yield 1-3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and six month periods ended June 30, 2014

(ii)	Expected volatility: 174.63% - 176.81%, which is based on the Company’s historical stock price
(iii)	Expected life: 2 year
(iv)	Expected dividends: $Nil

During the six month period ended June 30, 2014, $63,224 was recorded as a gain on derivative financial instruments (June 30, 2013 - $nil).

e)	Loss Per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and six month periods ended June 30, 2014, amounting to 72,253,840 and 70,488,647 common shares respectively (three and six months ended June 30, 2013 – 62,753,840 and 62,753,840 respectively).

Diluted loss per share was calculated using the treasury stock method. For the three and six months ended June 30, 2014 and 2013, stock options and warrants were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

10.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	June 30,	June 30,
For six month period ended	2014	2013

Cash paid during the period for:	$	$
Interest	-	-
Income taxes	-	-

11.	INCOME TAXES

For income tax purposes the Company had $327,491 of net operating losses for the six months period ended June 30, 2014, which can be used to offset future taxable income. During the six months ended June 30, 2014, the Company incurred net losses and, therefore, had no tax liability. The net deferred tax asset generated by the cumulative loss carryforward has been fully reserved.

No income tax benefit has been recorded in these interim condensed consolidated financial statements since the recoverability of such assets will more likely than not be realized through known future revenue sources.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and six month periods ended June 30, 2014

12.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Omani rials, Canadian dollars, Turkish lira and British pounds. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at June 30, 2014. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Omani rial, the Turkish lira, the Canadian dollar and the British pound as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Omani rial, the Turkish Lira, the Canadian dollar and the British pound would have had an equal but opposite effect as at June 30, 2014.

	Omani	Canadian	Turkish	British
	Rial	Dollar	Lira	Pound

Cash	2,199	7,164	25,997	-
Prepaids and advances	-	19,980	108,198	-
Accounts payable	-	(172,444)	(11,387)	(58,888)
Accrued liabilities	(77,927)	-	-	-
Total foreign currency working capital	(75,728)	(145,300)	122,808	(58,888)
US$ exchange rate at June 30, 2014	2.5961	0.9371	0.4706	1.7028
Total foreign currency net working capital in US$	(196,597)	(136,161)	57,793	(100,274)
Impact of a 10% strengthening of the US$ on net income (loss)	(19,660)	(13,616)	5,779	(10,027)

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and six month periods ended June 30, 2014

c)	TITLE RISK

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

d)	DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At June 30, 2014, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of warrants (note 2j) would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:

June 30, 2014

Liabilities:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	$159,260	-

December 31, 2013

Liabilities:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	-	-

13.	SUBSEQUENT EVENTS

On July 15, 2014, the Company closed the sale to Savannah Resources plc (the "Purchaser") of the Company's properties in Oman (the “Oman Sale”). The Purchaser is an AIM-listed mineral exploration company. The Oman Sale was effected by way of the sale by the Company to the Purchaser of all of the outstanding shares of the British Virgin Islands company, Gentor Resources Limited ("Oman Holdco"). Prior to the Oman Sale, Oman Holdco was a wholly-owned subsidiary of the Company and the interests of the Company in the Oman properties had been held through Oman Holdco.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and six month periods ended June 30, 2014

On August 27, 2014, the Company closed a non-brokered private placement of 3,000,000 units of the Company (the "Units") at a price of $0.056(Cdn$ 0.06) per Unit for proceeds to the Company of $168,696(Cdn$180,000). Each such Unit is comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.07(Cdn$ 0.075) for a period of two years. The Company intends to use the proceeds from the financing for general corporate purposes. Arnold T. Kondrat, Chief Executive Officer, President and director of the Company, was the purchaser of all of the Units.